Mail Stop 3720

April 6, 2006

Mark Schaftlein
SP Holding Corporation
2361 Campus Street, Suite 101
Irvine, CA 92612

Re:	SP Holding Corporation
	Preliminary Information Statement on Schedule 14C
      Filed March 22, 2006
	File No. 0-21061

Dear Mr. Schaftlein:

      With respect to the above referenced filing, we have limited our review to the matters discussed with the staff on April 6, 2006.

      Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag
"CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact William Bennett, Staff Attorney, at (202)
551-
3389 or me at (202) 551-3810 with any questions.


								Sincerely,



								Michele M. Anderson
								Legal Branch Chief



cc:	Debbie Lee
       	Fax: (212) 715-8000


Mark Schaftlein
SP Holding Corporation
April 6, 2006
P. 1